SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                               (AMENDMENT NO. 2)*

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           HALLWOOD ENERGY CORPORATION
                              (Name of the Issuer)

                         THE HALLWOOD GROUP INCORPORATED
                      (Name of Person(s) Filing Statement)

                          $0.50 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                    40636M208
                      (CUSIP Number of Class of Securities)

                                 MELVIN J. MELLE
                         THE HALLWOOD GROUP INCORPORATED
                            3710 RAWLINS, SUITE 1500
                               DALLAS, TEXAS 75219
                                 (214) 528-5588
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                              ---------------------

    This statement is filed in connection with (check the appropriate box):

     |_| (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

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     |_|      (b) The filing of a registration statement under the Securities
                    Act of 1933.
     |X|      (c) A tender offer.
     |_|      (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

*    Constituting the final amendment to Schedule 13E-3.




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         The Hallwood Group  Incorporated  (the  "Purchaser")  hereby amends and
supplements  its  Rule  13E-3  Transaction   Statement  (the  "Schedule  13E-3")
originally filed on October 15, 1996, and as so amended on November 22, 1996, with respect to its tender offer for all of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Hallwood Energy Corporation, a Texas corporation (the "Company"), not currently directly or indirectly owned by the Purchaser, for $19.50 per Share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 2. This Amendment No. 2 to the Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. The Tender Offer Statement on Schedule 14D-1 and
Schedule 13D/A (Amendment No. 12) (the "Schedule 14D-1") was originally filed by the Purchaser with the Securities and Exchange Commission on October 15, 1996, was amended on November 22, 1996, and is being amended concurrently herewith. The information contained in the Schedule 14D-1, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

         This Amendment No. 2 to the Schedule 13E-3 also constitutes the final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) promulgated under the Exchange Act.

ITEM 10.          INTERESTS IN SECURITIES OF THE ISSUER.

                  On November 23, 1996, the Purchaser accepted for payment a total of 87,564 Shares.

ITEM 16.          ADDITIONAL INFORMATION.

                  The Offer terminated at 12:00 midnight, New York City time, on Friday, November 22, 1996.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

         (d)(10)     Press Release issued by the Company and the Purchaser dated
                           November 25, 1996.






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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 6, 1996                            THE HALLWOOD GROUP
INCORPORATED



                                            By:      /s/  Melvin J. Melle
                                                     -------------------------
                                                     Name:    Melvin J. Melle
                                                     Title:   Vice President


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                                  EXHIBIT INDEX

Exhibit
Number                     Description                                     Page
Number

(d)(10)    Press Release issued by the Company and the Purchaser dated
               November 25, 1996.

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